EXHIBIT 99.1

Lombard Medical Announces Scientific Presentations on Aorfix™ and Altura® Endovascular Stent Grafts at the 43nd Annual VEITHsymposium™

Debut of Data on New IntelliFlex™ Delivery System and Clinical Experience with Altura

OXFORDSHIRE, United Kingdom, Nov. 14, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that both of its endovascular stent grafts for AAA repair, Aorfix™ and Altura®, will be featured in scientific presentations at the 43rd annual VEITHsymposium™.  Aorfix is the first and only endovascular stent graft with global approvals to treat patients with aortic neck angulations up to 90 degrees, while the Altura stent graft, which was launched commercially in Europe earlier in 2016, is specifically designed to simplify treatment in patients with normal AAA anatomy. The VEITHsymposium will be held at the New York Hilton-Midtown in New York City from November 15th – 19th.

The Aorfix and Altura stent grafts will be featured in the following scientific presentations on Thursday, November 17th, at the VEITHsymposium:

Session 55
Grand Ballroom West, 3rd Floor

7:15 – 7:20am	Long-Term (5-8 Years) Results with the Lombard Aorfix Graft and 3-Year Results with the Improved IntelliFlex Delivery System: How It Works. Presenter: Mahmoud Malas, MD, Johns Hopkins Bayview Medical Center, Baltimore, USA

7:20 – 7:25am	Update on the ARCHYTAS Registry Results with the Lombard Aorfix Endograft used in Unfavorable Anatomy. Presenter: Vincente Riambau, MD, Ph.D., Hospital Clinic, Barcelona, Spain

7:50 – 7:55am	Advantages and Limitations of Lombard’s Altura Endograft Device to Simplify EVAR Procedures: A Multicenter Study. Presenter: David Murray, MD, Manchester Royal Infirmary, Manchester, UK

About Aorfix™ Endovascular Stent Graft
Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs).  When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture.  Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees.  Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends.  Aorfix has been evaluated in three studies and used in more than 7,000 procedures worldwide. Aorfix has a CE Mark, Japan regulatory approval, and received FDA approval in 2013,

About Altura Endograft System
The Altura system represents a paradigm shift in endograft design that offers a simple and predictable treatment option for standard AAA anatomy.  Delivered via an ultra-low profile 14F catheter, Altura allows for repositioning during deployment and accurate graft placement at each renal artery enabling physicians to utilize all of the available aortic neck.  It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable, shorter procedure times. With just six product sizes, the Altura system allows the majority of patients who present for EVAR repair to be treated quickly with minimal hospital stay and recovery times.

The Altura system received CE Mark in 2015.  Lombard launched the device in the UK and Germany in February 2016 with a broader international rollout currently underway.

About Abdominal Aortic Aneurysms (AAAs)
AAAs are balloon-like enlargements of the aorta which if left untreated, may rupture and cause death.  Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed.  In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Oxfordshire, UK-based medical device company focused on the $1.8bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft that has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer  +44 (0)1235 750 800
William J. Kullback, Chief Financial Officer  Tel: +1 858 750 5245